United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale reiterates ongoing negotiations on railway

Rio de Janeiro, June 05, 2024 - Following the press releases dated May 8 and April 3, 2024¹, and in reference to media reports that mention Vale’s railway concessions, notably the article released today by the Brazilian press agency Estadão², Vale S.A. ("Vale" or "Company") reiterates that the Company continues on discussions with the Brazilian Transport Ministry on the general conditions to optimize the investment plans under the Carajás Railway (EFC) and the Vitória-Minas Railway (EFVM) concession contracts, both of which Vale continues to execute in compliance with terms agreed and disclosed to the market on December 16, 2020.

Vale will keep the market updated on any material commitment made within the scope of the negotiations, in line with the applicable legislation.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

¹ “Vale informs on railway concession contracts negotiations”, available in https://api.mziq.com/mzfilemanager/v2/d/53207d1c-63b4-48f1-96b7-19869fae19fe/57b49515-1fe9-e76b-b71c-b396116ff20c?origin=1, and “Vale informs on railway concession contracts negotiations”, available in https://api.mziq.com/mzfilemanager/v2/d/53207d1c-63b4-48f1-96b7-19869fae19fe/9c9354c3-f21d-8860-c35a-15bf354be20b?origin=1.

² Entitled "The government is considering whether or not to accept Vale's proposal on the railroad.”

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 5, 2024		Director of Investor Relations